Exhibit 99.1

Sundial joins the Horizons Marijuana Life Sciences Index ETF

CALGARY, Aug. 27, 2019 /CNW/ - Sundial Growers Inc. (Nasdaq: SNDL) ("Sundial" or the "Company") is pleased to announce that the Company has been added to the portfolio of the Horizons Marijuana Life Sciences Index ETF (TSX: HMMJ) ("HMMJ"). This follows the addition of Sundial to the North American Marijuana Index (the "Index"), the underlying index of HMMJ.

"Becoming a member of the Horizons Marijuana Life Sciences Index ETF is an important milestone as a leading, international cannabis company," said Torsten Kuenzlen, Chief Executive Officer. "Being added to HMMJ will further expand our exposure to a broader range of investors."

HMMJ, the world's first marijuana ETF, seeks to replicate the performance of the Index, net of expenses. The Index is designed to provide exposure to the performance of a basket of public North American life sciences companies with significant business activities in the marijuana industry. In accordance with the Index guideline, all Index components have been re-weighted based on their market capitalization at the time Sundial was added. Rebalancing of the Index occurs quarterly when all stocks eligible for inclusion are re-weighted by their respective market capitalization. The holdings of HMMJ and its current portfolio weights are regularly updated and available at www.HorizonsETFs.com/HMMJ.

About Horizons ETFs Management (Canada) Inc.

Horizons ETFs Management (Canada) Inc. is an innovative financial services company and offers one of the largest suites of exchange traded funds in Canada. The Horizons ETFs product family includes a broadly diversified range of solutions for investors of all experience levels to meet their investment objectives in a variety of market conditions. Horizons ETFs has more than $10 billion of assets under management and 90 ETFs listed on major Canadian stock exchanges.

About Sundial Growers Inc.

Sundial proudly crafts pioneering cannabis brands to Heal, Help and PlayTM:

  Heal - cannabis products used as prescription medicine
  Help - cannabis products that strive to promote health and wellness through CBD
  Play - cannabis products to enhance social, spiritual and recreational occasions

Sundial has facilities in Canada and the United Kingdom and provides quality and consistent products consumers can trust.

In Canada, we grow 'craft-at-scale' cannabis using purpose-built modular facilities and award-winning genetics. Sundial's flagship production facility is located in Olds, Alberta with a second facility in Rocky View, Alberta. We have commenced construction of our next purpose-built facility in Merritt, British Columbia.

In the United Kingdom, our Bridge Farm facilities grow high-quality traceable plants, including hemp, ornamental flowers and edible herbs, in over 1.5 million square feet of state-of-the-art environmentally friendly, indoor facilities. Bridge Farm has three facilities in Spalding, England with another currently under construction.

We employ nearly 1,000 employees globally, full-time and seasonal, bringing economic benefits to the local communities in which we operate.

Forward-Looking Information Cautionary Statement

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward looking statements in this release includes, but is not limited to, the Company's plan to become a leading, global cannabis company and construction related to its facility in Merritt, British Columbia and at Bridge Farm. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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SOURCE Sundial Growers Inc.

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%CIK: 0001766600

For further information: Media Contact: Sophie Pilon, Corporate Communications Manager, Sundial Growers Inc., O: 1.587.327.2017, C: 1.403.815.7340, E: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 08:00e 27-AUG-19